Atlas Copco **Press Release from the Atlas Copco Group**

[redacted]mation please contact:
Investor Relations Manager
)1 or +46 (0)70 518 8291
ıscopco.com

Atlas Copco's Q2 report Conference Call on July 17

Stockholm, July 4, 2006: Atlas Copco will publish its Q2 results on Monday, July 17 at approximately 12:00 PM CET. A conference call and a simultaneous presentation will take place at 3:00 PM CET / 9:00 AM EST.

The presentation will be held in The Atlas Copco Hall, Sickla Industriväg 9, Nacka, Sweden. Coffee will be served from 2:30 PM.

Participating from Atlas Copco will be Gunnar Brock, President and CEO, and Hans Ola Meyer, CFO. The meeting will begin with a short presentation of the report followed by a question and answer session.

The conference call will be broadcasted live via the Internet.
Please see our website for link, handout and further details.

If you wish to participate at the presentation, please register before July 14: www.atlascopco.com/ir

To help ensure that the conference call begins in a timely manner, please dial in 5-10 minutes prior to the scheduled start time.

Dial-in number	Replay-number	Code
+44 (0)20 7365 1828	+44 (0)20 7806 1970	9459024#

The replay is available for two days.

We look forward to your participation.

Mattias Olsson
Investor Relations Manager

Atlas Copco is a world leading provider of industrial productivity solutions. The products and services range from compressed air and gas equipment, generators, construction and mining equipment, industrial tools and assembly systems, to related aftermarket and rental. In close cooperation with customers and business partners, and with more than 130 years of experience, Atlas Copco innovates for superior productivity. Headquartered in Stockholm, Sweden, the Group's global reach spans more than 150 markets. In 2005, Atlas Copco had 27 000 employees and revenues of BSEK 53 (MEUR 5 600). Learn more at www.atlascopco.com.

Press Release from the Atlas Copco Group

For further information please contact:
Björn Rosengren, Business Area President, Construction and Mining Technique
+46 (0)8 743 83 14 or +46 (0)70 417 85 02
Joanna Canton, Media Relations Manager
+44 (0)1442 22 23 12 or +44 (0)7971 65 01 15

Atlas Copco opens a customer center in Bulgaria

Stockholm, Sweden, July 4, 2006: Atlas Copco has opened a customer center in Sofia, Bulgaria, employing approximately 20 people. The new customer center offers a wide range of construction and mining products, compressor products and related aftermarket products to the Bulgarian market.

The opening of the customer center coincides with Atlas Copco Lifton's acquisition of part of its distributor, Kammarton. Kammarton is one of the leading distributors of equipment and services, including compressors, for mining and construction markets in Bulgaria. The acquired part has annual revenues of MSEK 41 (MEUR 4.5) approximately.

The market in Bulgaria is growing by more than 10% per year, presenting opportunities in the construction, mining and industrial segments. The establishment of the new customer center will reinforce the market presence of related Atlas Copco products and services in this important region. It fits in with Atlas Copco's strategy of close customer contact and direct offering of products and services.

"With Bulgaria on the doorstep to the European Union there will be a lot of opportunities for future business," says Björn Rosengren, Business Area President, Atlas Copco Construction and Mining Technique. *"The new customer center allows us to come closer to our Bulgarian customers in order to serve them better, and with our own dedicated people we will be well placed to develop the aftermarket further."*

The customer center will be run in two organizations to represent Atlas Copco's Construction and Mining Technique and Compressor Technique business areas.

Atlas Copco is a world leading provider of industrial productivity solutions. The products and services range from compressed air and gas equipment, generators, construction and mining equipment, industrial tools and assembly systems, to related aftermarket and rental. In close cooperation with customers and business partners, and with more than 130 years of experience, Atlas Copco innovates for superior productivity. Headquartered in Stockholm, Sweden, the Group's global reach spans more than 150 markets. In 2005, Atlas Copco had 27 000 employees and revenues of BSEK 53 (MEUR 5 600).
Learn more at www.atlascopco.com.